Exhibit 99.3
Press Conference

INFOSYS LIMITED
PRESS CONFERENCE
Q1 FY 14 RESULTS
July 12, 2013

CORPORATE PARTICIPANTS

S. D. Shibulal
Co-Founder, Chief Executive Officer & Managing Director

Ashok Vemuri
Member of the Board, Head-Americas and Global Head-Manufacturing and Engineering Services

B. G. Srinivas
Member of the Board,Head of Europe and Global Head of Financial Services & Insurance

Rajiv Bansal
Chief Financial Officer

Steve Pratt
Head–Consulting & Systems Integration; Member–Executive Council

PRESS

Ayushman
InformationWeek

Gautam
Business Today

Akanksha
Economic Times

Hari
Reuters

Shivpriya
Economic Times
Deepu
Business Standard

Venkat
Business Line

Moderator

Good afternoon and thank you so much for being here today for the Q1 results. We will have Shibu speak to us and thereafter we will open the house for questions. Thank you so much.

S. D. Shibulal

Good morning everyone. It is a pleasure for me to talk to all of you. We have done reasonably well in Q1. Our revenue grew by 2.7%. In constant currency terms, it grew by 3.4%. Volume grew by 4.1%. We had strong client additions in Q1. We added 66 new clients. Our million dollar clients have gone to 466. Our operating margins are flat from Q4 to Q1 at 23.5%. Our gross margin was 34.9%, net margin was 21%, and EPS was $0.73. We have given a salary increase during the quarter. We have given 8% increase for offshore, 8% for sales, and 3% for onsite employees who were not covered in the Q4 compensation change.

As I said, our volumes went up by 4.1%, 5.8% onsite and offshore 3.3%. Revenue productivity is flat in constant currency terms. In reported currency, the revenue productivity went down by 0.7%. Utilization has moved up. It has gone up from app 71% to 74% quarter-on-quarter (excluding trainees for IT services). Onsite mix has gone up from 31.4% to 32% in Q1. Our original guidance was 6%-10% year-on-year. It was $ 7.842 bn to $ 8.138 bn. We have grown 2.7% in Q1. If we take the remaining quarters as flat, which is just a scenario to look at, we would be at 7.7% growth for the year. For the rest 3 quarters we need approximately 1.5% to meet the upper end of the guidance. Given the environment in which we operate; given the fact that we have a higher dependence on discretionary spend, which is 34% and discretionary spend need to be refilled quarter after quarter; given some of the regulatory challenges which we are faced with - the US Immigration Bill, the changes in law in Canada, in the last 1 week we have seen regulatory changes in Australia; we have kept our guidance at 6% to 10%. We remain cautiously optimistic.

Employee additions - we have added 10,000 employees gross during the quarter with a net addition of 575. Out of the 10,000 employees we added, 5,200 are in Infosys Limited (parent company). Our attrition for the quarter is 16.9%. Q1 is the quarter in which you see attrition due to higher education. As I said, we have given compensational increase onsite for the employees who were not covered in Q4. We have given sales compensational increase as well as compensational increase and promotions offshore. We are expecting that the attrition will be better in the coming quarters.

Our top client grew by 11.5% and top 10 grew by 4%. As I said, we have added 66 new clients in this quarter gross. We have 466 million dollar clients, 41 clients giving more than $50 mn. So the growth has been all around. Europe has seen a marginal decline this quarter – 25% to 23.6%. We had couple of transformational programs completed in Q1 in Europe. I will consider this as a secular trends at this point in time. Our Consulting and System Integration revenue has gone up to 33.6% which includes the Lodestone acquisition.

So as I said, we have done reasonably well this quarter. There are multiple challenges ahead of us. We have started on a journey. We are cautiously optimistic about our future. Thank you very much.

Participant

I just want to start by asking about last 3 quarters. So Q3 you performed well, Q4 went down, Q1 again the results was good. So are we going to see this volatility going forward or has some sort of stability kicked in, in the earnings because the growth is more broad based this time? Secondly, this is your first result after Mr. Murthy’s return as Chairman, so what sort of discussions are you having in terms of a change in strategy or even change in structure when it comes to delivery and sales?

S.D. Shibulal

So, even at the end of Q3 when we gave the commentary, I had said that one quarter is not a secular trend. It is true that we have seen volatility in our performance over the last 2-3 quarters. That is why while we have done reasonably well this quarter, we remain cautiously optimistic. I would reiterate what I said at the end of Q3 that one quarter is not a secular trend. We are definitely focused on predictable performance but at the same time the reality is that we have a higher dependence on the discretionary spend. Our discretionary portfolio is 34%, which would be much higher than the industry average. We are faced with regulatory challenges in couple of countries as well as velocity of discretionary spend is not secular in nature. Given all those factors, I again reiterate what I have said in the past. I will not see one quarter as a secular trend. We remain cautiously optimistic.

Then on Mr. Murthy’s question, we are privileged to have him. He is a person with enormous industry expertise as well as knowledge of this organization. Mr. Murthy is always focused on superior financial performance which is high quality revenue with margins. The discussions are all around it. There are action plans being created; at the same time it is too early to comment on them.

Ayushman

Can we somehow assume that the worst is over for Infosys now, (a) and which are the key factors that led to this growth in Q1 including the impact of Lodestone?

S. D. Shibulal

As I said, our focus is always to create predictable performance but the reality has its implications which I articulated. So we are cautiously optimistic and we have not revised our guidance and I will not consider one quarter as a secular trend. The growth has been quite broad based. As I said, the largest client of ours grew by 11% qoq, the top-5 grew by 4.7%, top-10 grew by 4% and top-25 grew by 1.4% sequentially. So as you can see the growth has been quite broad based. North America has done very well, in fact the revenue from North America has gone up from 60.2% to 61.4%. Consulting and Systems Integration including Lodestone has gone up to 33.6%. So the growth has been contributed predominantly by North America, by RCL, i.e., Retail and CPG and Manufacturing.

Gautam

Now during the AGM Mr. Murthy hinted that Infosys may do away with its stringent obsession with margins. Can I ask what has been the movement on that front? Is Infosys offering pricing discounts or plans to offer pricing discounts to customers to catch up the growth?

S. D. Shibulal

If you know Mr. Murthy, he is a person who has always focused on superior financial performance. The definition of superior financial performance is high quality growth with margins. The discussions which we had over the last couple of months has been all around that aspect.

Akanksha

I look at the entire matrix of clients and I see that larger addition has been in the $ 1 mn bucket and I also see a lot of announcements around PPS, Cloud, and Mobility. So what I am trying to understand is, is this because you are getting clients who are giving you around Cloud and Mobility, the deal size is that small and that is where you are winning?

S.D. Shibulal

Our definition of clients is the revenue realized over the last 12 months in that client. So when you say you have million-dollar clients, that simply means that there are more clients from whom we are earning million dollars in revenues over the last 12 months. It does not mean anything else. We are simply looking at the last 12 months and looking at the revenue realized from that client. Of course, we are seeing better traction in Mobility and Cloud because there is a widespread acceptance of Cloud and Mobility across our client base but please remember our Mobility revenue is quite small and while the percentage of growth will be much higher, it doesn’t change the needle that fast.

Hari

What is the one big change in terms of the way you are going after contracts after Mr. Murthy has come back?

S.D. Shibulal

It is not about one big change, it is about the focus on the superior financial performance which I explained. See if you look at the last 3 quarters and actually even slightly before, we have put in a lot of effort to look at large outsourcing deals. If you look at our revenue growth over the last few quarters, you will see that our Consulting and Systems Integration has actually grown above our average quarter-on-quarter and year-on-year for the last few quarters which means that the largest chunk of our business which is the BITS business which gives us 62% of our revenue has grown below our average. So in the last few quarters we have put in a lot of effort to actually win larger opportunities in the BITS space and it is starting to yield results. In the second half of last year, we won about a billon dollars and this quarter we have 7 deals adding up to $600 mn of TCV in the space. But the revenue realization of these deals happen over a long period of time. It will happen over a period of 3-5 years, so a billion dollar win in the last year will only give me about $200 mn increase this year. That is why I said that this is a journey, this has to continue. We are very-very definitely enthused about this journey but it has to continue.

Hari

Would it be accurate to say with all your comments about flexibility on pricing, both what Mr. Murthy has said so far during his speech on June 1 and what you have been telling us today, about most of the contracts being rebids and they are being price sensitive which we interpret at lower prices. You are today a lot more aggressive in going after these contracts than you have been in the past, especially in the last couple of quarters.

S. D. Shibulal

We are definitely more aggressive going after growth, there is no doubt. It is not only in the outsourcing contracts, it is in every other thing which we do. Let me give you some color around the other areas. For example, in Products and Platforms, this quarter in Financial Services alone we had 5 platform wins. In fact, Sanjay just told me that we have 46 clients on our platform which is over the last 18-24 months which is quite substantial. So we are definitely focused on growth. On large outsourcing deals which are multi-year, pricing is always sensitive. If you read some of the industries reports, it is very clear that a fair share of those outsourcing deals or a large portion of those outsourcing deals are rebids and there is no doubt that rebids are more price sensitive. These deals are margin-dilutive in the beginning but our focus is to make sure that they are margin neutral over the life of the contract through various interventions whether it is automation, reuse, tools or productivity improvements, efficiency, various things. It is true that the large outsourcing deals especially the ones which are in rebids are price sensitive and they are margin dilutive in the beginning but our focus is to make sure that they are margin neutral over the life of the contract. Ashok do you want to add something?

Ashok Vemuri

It is important to understand that long-term contracts do begin with certain amount of investments and transitions, which in the beginning may not necessarily be margin accretive. But it is up to us to ensure through productivity and efficiency and of course add on to that particular contract business, which will allow us to take the margins and profitability of the deal up.

Participant

Mr. Shibulal, could you throw some light on the employee morale right now at Infosys? We have seen new leadership, new salary structures right now. Do you expect this to impact the attrition levels as well?

S.D. Shibulal

Attrition this quarter is 16.9%. Q1 is the quarter in which we see a blip in attrition because people leave for higher education in Q1. We have given compensation increase across the board. We have given 8% increase to our sales folks, we have given 8% increase to our offshore folks, we have given 3% to our onsite folks, we have given another compensation increase in Q4, we have given promotions. So I expect that attrition will come down at least marginally over the next 2-3 quarters and we have been communicating actively with our employees which we do consistently. Another data point which I have - during the quarter I would have met anywhere between 20-25 clients, some of them in Infosys while in Bangalore but most of them in their offices across the globe and I find that they are extremely positive about the value which we bring to the table, even more positive about the commitment our employees show.

Akanksha

This is about the corporate strategies, best practices, typically companies are said to have a CEO, a global sales head. I am coming to the recent news about exit of the global sales head, you would be looking for someone as going by global practice by any company or since you have a verticalized structure, you would do away with that?

S.D. Shibulal

The global practice goes both ways. There are a lot of companies who do not have a COO also. Basab’s portfolio has been transitioned on an interim to Ashok. Ashok is based in the US, so he is going to look after the portfolio in the interim basis. We are verticalized and the sales is run by the vertical organizations at this point in time. We will look for various options as time goes by.

Shivpriya

Shibu, one, could you also comment on some of the organizational changes? Have you given a mandate to McKinsey etc., that is one? And #2, we have seen an uptick in consulting and package implementation. Do you see that translating to downstream revenue in the quarters ahead? And we have also seen there has been a contrary trend with Accenture where consulting was actually down, can you throw some color on what kind of projects you are winning and is it different from what Accenture and IBM compete in?

S.D. Shibulal

First of all on the organizational changes, I can guarantee you that if and when we decide to make any one of them you will be the first to know. Next one is about Consulting and Systems Integration. Please remember part of our growth this quarter was driven by Lodestone. Lodestone got added and there was also a slight shift of revenue from Q4 to Q1 because of accounting realignments during the integration phase and that is important to keep in mind. Our Consulting and Systems Integration is end-to-end. It includes consulting, transformation and implementation of those programs and it is truly end-to-end.

We have invested in Consulting and Systems Integration in US and in Europe. On the Lodestone acquisition, the integration is in progress as per plan. The revenues are getting closer to the plan, so that is what is showing up in Consulting and Systems Integration. BG, do you want to add something to this?

B.G. Srinivas

Your second part of the question is with respect to competition what are we doing differently and the fact that the CSI revenues are going up? What the clients are looking at from transformation programs, is the fact that we should impact the client organization and there is a massive change the client organization goes through. #2, there have been a higher degree of failures in large transformation programs executed by other vendors and what they see in Infosys is the fact that we bring to bear the predictability in our service delivery even when we engage in large transformation programs and our ability to also be competitive at the same time. We have several frameworks and tools which will actually add value far beyond the program itself. Our ability to measure delivered business value during these programs in a manner which we can quantify, has also been one of the differentiators. The third point which is an important reason to win these programs is client references. This is a program where clients want to be convinced about how we have executed other similar programs and we are able to bring in very strong references in this area.

Deepu

Regarding Basab’s departure, has it to do something with company’s changing strategy in certain areas or it was purely his own decision because he just rejoined the company just 1 year ago? So there is a feeling that there might have been some change in strategy may be because you have verticalized structure, to have a global sales head may be does not make much sense and there is a lot of overlapping. Because of that you might have eliminated that role. Your comments.

S.D. Shibulal

Basab had multiple responsibilities, it was not only in sales. He was also handling Strategic Global Sourcing, Marketing, Alliance, so there are number of responsibilities which Basab was handling. As we said, Basab has left to look at other opportunities outside and we wish him all the best.

Hari

Shibu, there is some level of confusion about multiple questions on Lodestone’s contribution. If you could briefly clarify to what extent growth came about in a broad based manner and to what extent Lodestone contributed to that? Question 2, Ashok, what is your sense of thinking amongst the US law makers would the outplacement rule be dropped eventually?

Rajiv Bansal

Regarding Lodestone, in Q4 we had about $4 mn revenues which could not be recognized because of the accounting since their accounting policy was different from Infosys accounting policy and when we integrated them, there was an impact of $4 mn last quarter. When it got recognized in the current quarter, you will see a difference of $8 mn. Lodestone manpower during the quarter has gone up by about 10% and the utilizations were lower earlier which have increased now and that is the reason you see an increase of about $20 bn of revenue during the quarter on Lodestone - $8 mn difference coming from last quarter revenue’s recognition and balance coming from the growth because of high utilization and addition of people. I just want to say that as we go into this integration part, there are people movement happening across the company. We are synergizing and we are moving our European consulting practice and consolidating under Lodestone, so there is movement of people happening as we speak and it will continue to happen till it is fully integrated. We do not break our revenues between the old Lodestone employees and the people who are moving now because of the very fact that we are actually working together and the same project can be staffed by people from either Lodestone old employees, new employees, people moving towards Lodestone now or from offshore. The fact is that the growth has been good. I think the important part is that Lodestone is doing well. I think it was a good acquisition. We are integrating well. Our strategy to go to the client together is actually seeing traction and we are on path to achieve our targets for Lodestone.

Ashok Vemuri

The US is probably for the first time finding success in being able to take a comprehensive immigration reform bill to the distance that it has. It has passed the Senate. It is in the House. Obviously the versions differ. It is a 1100-page document of which only four are dedicated to the skilled vis-à-vis sources. So I think the focus there essentially is on the undocumented workers. I do not think lawmakers are jumping up and down to the extent that we would like them to with regards to the rules on skilled workers. But having said that, we are watching this very-very carefully. Obviously the outplacement clause is very onerous on IT services companies especially from India. We have to plan for it. Unfortunately I cannot go on the US Congress and change some of the things. I can only plan for it and I can mitigate that by ensuring that some of the things that we have done in terms of ratios onsite-offshore are better managed so that the impact on us is fairly minimized.

Hari

Just a follow-up on that, if I am not mistaken Mr. Pravin Rao said in the Deutsche Bank Investor Conference that Infosys would now focus more carefully on acquisitions in the US and this was his answer in response to a question on the visas. So that was a little bit surprising to me because you have never said that you would make acquisitions related to visas and you always talk about strategy etc. So I listened to that several times but may be there was information there which was not public. So briefly, the question about visas and Pravin’s answer included various steps and one of the steps was to look more seriously in the US at acquisitions. Could you talk about that and also talk about some of the other steps you mentioned that you are taking to mitigate the impact of the potential rules coming up?

S. D. Shibulal

I think #1 it is important to realize that this is an industry issue, this is not an Infosys issue. #2, this is not in any final in any shape or form yet. The Senate Bill has been passed. The House Bill is yet to be passed and then there is a reconciliation which has to happen. So there is so much of uncertainty in this matter, what shape or form the Bill will eventually get passed if it gets passed. All of these uncertainties are there. All we can do at this point is look at the bill as it is today and plan for it. The first and foremost thing for us to do is to talk to clients. We have been in conversation with our clients to bring them up to speed on the matter. Second is to do join planning. Our primary responsibility and aspiration is to make sure that there are no service interruption. That requires joint planning from both sides and we are trying to do that with our clients. Now at this point in time all we can do is plan, not execute it. When you look at planning, there are multiple options one can consider. One is reducing onsite-offshore ratio. Second is recruiting much more people locally because one of the implications of the Bill is 50-50 rule where bill says that you need to have 50% of your staff as locals in 2017 (if you actually take the Senate bill as the final bill and I am not saying it is the final bill). Third is applying for Green Cards. There are multiple mitigation aspects. One option is to look at doing acquisition in US which will give higher number of local talent, that will shift the ratio. That is the context that Pravin had that a US acquisition which is strategic to us could change the ratio and help us mitigate one aspect of the bill.

Hari

Just to ask you, you are not going to look at the visas as a trigger for making acquisition.

S. D. Shibulal

That is a hypothetical question because of the simple reason that we do not know in what shape or form the bill will eventually come out. For us, acquisition has to be strategic in nature. But if the bill comes out in a certain shape or form which will require us to say increase our talent onsite overnight, it is an option to consider. That does not mean we will do it but we will consider it provided there is a bill getting passed which will require us to change our ratio overnight.

Deepu

Just one more question. I think in this quarter we are not hearing you mentioning about Infosys 3.0 many times, so the point to be taken is we all know Mr. Murthy has clearly mentioned in the AGM how he is bringing back the focus on the bread and butter business. So where does the bread and butter part of the business stand into Infy 3.0 strategy? Given that context, will there be a kind of mix because the objective was to position you to be a global consulting organization and we know almost all the consulting led companies are now struggling globally. So what is the strategy? Are you trying to create a balance in that?

S.D. Shibulal

If you look at this quarter, it is very much in line with Infosys 3.0. I think it is important to understand that what is 3.0? It is about increasing client relevance through increased value delivery in three offerings – Consulting and Systems Integration, Business and IT Operations, Products and Platform. If you look at what has happened this quarter and as I said we have done reasonably well in this quarter, we have our Consulting and Systems integration growth going up to 34%. Our aspiration was to have one-third of our revenues from there, so it is above that. The second part, I am just going to take Products and Platform for easy explanation. In Products and Platforms, we have increased our TCV by $40 mn this year. The number of clients in our platforms today is 46. We have number of wins in that space this quarter. However the revenue base is still small and it has to gradually grow. The third part is where we have brought in a lot of focus over the last few quarters because while we were executing on 3.0, we realized that the business and IT operations space which is 61% of our business is growing definitely below our average and that will impact our overall growth. So in the last few quarters, we have brought in a lot of focus on business and IT operations and that has resulted in wins and realized revenue but not enough. If you look at this quarter, it reflects our strategy.

Venkat

If we look at your repeat business it is about 99% this quarter. Is it a conscious strategy now to actually mine your existing clients more rather than look for growth outside? Is that a path that you are looking at right now?

S.D. Shibulal

It is very typical of Q1 because we reset our repeat business in the beginning of Q1. Q1 is when we restart our computation. In any case, in a year our business is about 95% coming from repeat business. That is the strength of our model. Strength of this model is that we have deep relationship with our clients. Even with 34% discretionary spend, we get app. 95% of our business from repeat business and that shows the strength of the model. Q1, it will always be much higher because that is when you reset the computation.

Shivpriya

Hi, this is a question for Mr. Bansal and for the panel. You have given a rupee guidance of 59.39, so if the rupee stays at this level or if it breaches this level, do you see clients asking for discounts and contracts coming up for renegotiations? That was the first part of the question. And the second part is I was just wondering if Mr. Stephen Pratt could add something on the consulting a little more color perhaps if there is anything to add. Thank you.

Rajiv Bansal

If you look at the rupee, the rupee has been very volatile during the quarter. On a period end basis, it has depreciated by about 9.4% and if you look at the intra-quarter movement, it has depreciated by about 12.4%. This kind of volatility actually does not mean much in terms of whether it is going to sustain or whether it is going to go back to where it is. There are reports that say that rupee may go to 70, some reports say rupee may come back to 56. Usually the clients look at their spend in their local currencies. They do not look at in rupee terms or in terms of what we are getting in rupee terms. Clients would want their budgets to be done in their local currency. They would want predictability in terms of their spends in the local currency. We have not seen even in the past when rupee went from 54 to 48 and came back from 48 to 56, we did not see clients coming and renegotiating contracts to get the benefit of rupee depreciation. I do not expect that to happen.

Ashok Vemuri

Let me actually address the issue that you said about clients negotiating and it is a very slippery slope every time you try to negotiate a contract based on foreign currency movement because you could either gain in the short-term or lose in the long-term. I think clients, just like us, like to manage and hedge that risk in the market rather than in contracts.

Hari

Just a quick clarification, when it is a rebid, is it usually renewals that come up as the natural end of the project or are these also clients seeking in the middle of the projects renegotiations?

S. D. Shibulal

When we say rebids, there are renewals from the industry and not from Infosys alone. Occasionally it could be ours but it could be from the industry. That means clients trying to rebid the work at the end of the contract term with any of the partners in the industry.

Participant

More clarity with respect to what the signs we see in the US economy apart from the regulatory and visa issues. There are reports about the economy looking up and the spending could come back. Industry leaders are also saying that they see a lot of good growth or growth coming back. From that point of view how the outlook will be? It is a good beginning for Infosys this quarter and this year.

Ashok Vemuri

I think there is some amount of resurgence or buoyancy in the US market relatively to where they were. If you look at general trends, inventory levels are down, car sales are up so on and so forth. But I think it is still a little too early to call that optimism or that the resurgence will translate into spend and therefore also from their flow through to IT spends. We still see a certain amount of squeeze in discretionary spend. It is an economy where the equity market is fairly heated up, housing sales are up. So clearly the confidence level from a consumer as well as from the corporate corner office has definitely gone up. But we would like to wait a while before we can actually call that consumer confidence has returned, especially from an IT Services perspective.

I do not think there are many delays in decision making. I do not think there are as many decisions being made though. If you look at our business, we have done 4.9% growth quarter-on-quarter in the America’s market predominantly from the US. I do not think we necessarily can say that there are delays as much as there is hesitancy. Even though the corporates are flushed with cash and there is a resurgence in the overall mood, as I said earlier it is a little difficult to say when that will translate into overall demand and therefore into IT spend.

Participant

In another 2 weeks we hear something much more positive from Premji, we will be left behind. Secondly could you share the same thing similarly about Europe after the Euro crisis?

B.G. Srinivas

Regarding Europe, the macroeconomic situation continues to be depressed. In fact the GDP growth rates of the major economies is not that high. Having said that, like I mentioned last quarter also, client environment today in Europe is bit more stable. They are investing in markets outside Europe for expansion of their business footprints, including in the US and in emerging markets. Since we are globally supporting them in their initiatives we are able to capture that portion of the business. The fact that in the last quarter we have added 12 new clients in spite of the macroeconomic situation, continues to give us confidence that we are very well positioned both in UK as well as in the Continent market to capture as and when the business momentum picks up. As of now, we do not see any major reason to be pessimistic just looking at the macro-environment situation because the client situation is different. At the same time even as we look at this quarter, the deal pipeline in Europe is reasonably good.

Steve Pratt

Consulting and Systems Integration had a good quarter. We grew 5.5% quarter-on-quarter in reported terms, 6.3% in constant currency. Different companies have different volatilities for certain reasons. We are confident in our strategy and I think we are doing reasonably well in Consulting and Systems Integration. We take a lot of pride that we think we are the company that changed the consulting profession by introducing the Global Delivery Model to consulting which had never been done before we started doing that. So we really see ourselves as a pioneer in creating new thresholds for delivering value to our clients. So if our financial performance is different than other firms, then it does not surprise us. We are very excited, our people are excited about the things that we are doing with our clients onward and upward.

Moderator

Thank you so much. We are at the hour. Thank you so much for being here.